SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report
(Date of earliest event reported):   November 4, 2004

SAN DIEGO GAS & ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

CALIFORNIA	1-3779	95-1184800
(State of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.

8330 CENTURY PARK COURT, SAN DIEGO, CA	92123
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (619) 696-2000

(Former name or former address, if changed since last report.)

FORM 8-K

Item 8.01 Other Events

As previously reported, in December 2003 San Diego Gas & Electric Company (SDG&E), filed with the California Public Utilities Commission (CPUC) a proposed settlement of its cost of service proceeding. The settlement, if approved by the CPUC, would reduce SDG&E's annual rate revenues by approximately $13 million from the rates in effect during 2003. The CPUC's Office of Ratepayer Advocates and most other major parties to the cost of service proceeding have recommended that the CPUC approve the settlement.

On November 4, 2004, CPUC Commissioner Brown issued a proposed decision for consideration by the CPUC that, if adopted by the CPUC, would increase the annual rate revenue reduction by an additional $12 million beyond the reduction contemplated by the proposed settlement. SDG&E believes that a factual error relating to its nuclear electric rate revenues was applied in the proposed decision. If this error is corrected, adoption of the proposed decision by the CPUC would essentially approve the proposed settlement.

Also as previously reported, in September 2004, the CPUC's Administrative Law Judge issued a proposed decision for consideration by the CPUC. The proposed decision rejected the settlement and would, if adopted by the CPUC, increase annual rate revenues by $16 million above those contemplated by the settlement, but would also adopt a one-way balancing account requiring that any reductions in operating labor costs from those estimated in establishing rates be refunded to customers. SDG&E believes that a factual error relating to its nuclear electric rate revenues was applied in the proposed decision. If this error and various minor factual errors are corrected, the annual rate revenues that would be provided by the proposed decision would increase to $47 million above those contemplated by the settlement.

At the same time, Commissioner Wood, the CPUC commissioner assigned to the cost of service proceeding, issued an alternate proposed decision. The alternate proposal also rejected the settlement and would, if adopted by the CPUC, decrease annual rate revenues by $32 million beyond the reduction contemplated by the settlement. It does not include a one-way labor balancing account. SDG&E believes the alternate proposal also contains factual errors, related to nuclear electric rate revenues and to depreciation. If these errors and various minor factual errors are corrected, the annual rate revenues that would be provided by the alternate proposal would be $16 million above those contemplated by the settlement.

All of the proposed decisions contemplate that the rates resulting from the cost of service proceeding would remain effective through 2007 subject to annual attrition adjustments. The CPUC may accept any of the three proposed decisions, as proposed or with modifications, or reject all of them and adopt a different outcome.

The CPUC previously ordered that any changes in rates resulting from the cost of service proceeding would be effective retroactively to January 1, 2004. Consequently, during 2004 SDG&E has, in general, recorded revenue and resulting net income in a manner consistent with the reduced rates contemplated by the proposed settlement, except for the favorable effect of the recovery of pension costs contemplated by the proposed settlement and provided by all of the proposed decisions. To the extent that the revenues provided by the CPUC's decision in the cost of service proceeding differ from those previously recorded, a reconciling adjustment to revenues and resulting net income would be recorded in the latest quarter for which financial statements had not been published.

SDG&E expects the CPUC will act on the proposed decisions before year end.

<center>SIGNATURE</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<center>San Diego Gas & Electric Company</center>

Date: November 4, 2004

By: /s/ S.D. Davis

S.D. Davis
Sr. Vice President-External Relations
and Chief Financial Officer